UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-14537
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Lodgian, Inc. 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Lodgian, Inc.
3445 Peachtree Rd., N.E.
Suite 700
Atlanta, Georgia 30326

SIGNATURE
Financial Statements and Schedules
Consent of Gifford, Hillegass & Ingwersen, LLP
EX-1 FINANCIAL STATEMENTS AND SCHEDULES
EX-2 CONSENT OF GIFFORD, HILLEGASS & INGWERSEN, LLP

SIGNATURE
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Chairperson of the Administrative Committee of the Lodgian, Inc., 401K Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lodgian, Inc. 401(k) Plan
Name of Plan

Date: June 25, 2008	/s/ Carol L. Mayne
Carol L. Mayne
Lodgian, Inc. 401(k) Plan Administrative Committee Chairperson

LODGIAN, INC. 401(k) PLAN
The following exhibits are filed herewith:

Exhibit 1:	Financial Statements and Schedules as of December 31, 2007 and 2006 together with Report of Independent Registered Public Accounting Firm.

Exhibit 2:	Consent of Gifford, Hillegass & Ingwersen, LLP